SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH NOVEMBER 11, 2002

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In October 2002, does not occurred operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom S.A.
Group and Related Persons	(X) Board of Directors	( ) Management	( ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities/Derivatives	Securities Characteristics	Quantity	% Same Class and Type	% Total
Shares	Common	70,369,958	0.03	0.01
Shares	Preferred	3,560,678,308	1.20	0.66
Final Balance
Securities/Derivatives	Securities Characteristics	Quantity	% Same Class and Type	% Total
Shares	Common	70,369,958	0.03	0.01
Shares	Preferred	3,560,678,308	1.20	0.66

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In October 2002, does not occurred operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	(X) Board of Directors	( ) Management	( ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities/Derivatives	Securities Characteristics	Quantity	% Same Class and Type	% Total
Shares	Common	490,843	0.00	0.00
Shares	Preferred	1,450,876	0.00	0.00
Final Balance
Securities/Derivatives	Securities Characteristics	Quantity	% Same Class and Type	% Total
Shares	Common	490,843	0.00	0.00
Shares	Preferred	1,450,876	0.00	0.00

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In October 2002, does not occurred operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	(x) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities/Derivatives	Securities Characteristics	Quantity	% Same Class and Type	% Total
Shares	Common	455,380	0.00	0.00
Final Balance
Securities/Derivatives	Securities Characteristics	Quantity	% Same Class and Type	% Total
Shares	Common	455,380	0.00	0.00

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In October 2002, does not occurred operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	(x) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities/Derivatives	Securities Characteristics	Quantity	% Same Class and Type	% Total
Shares	Common	13,694	0.00	0.00
Shares	Preferred	13,696	0.00	0.00
Final Balance
Securities/Derivatives	Securities Characteristics	Quantity	% Same Class and Type	% Total
Shares	Common	13,694	0.00	0.00
Shares	Preferred	13,696	0.00	0.00

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In October 2002, does not occurred operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom S.A.
Group and Related Persons	( ) Board of Directors	(X) Management	( ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities/Derivatives	Securities Characteristics	Quantity	% Same Class and Type	% Total
Shares	Common	39	0.00	0.00
Shares	Preferred	273	0.00	0.00
Final Balance
Securities/Derivatives	Securities Characteristics	Quantity	% Same Class and Type	% Total
Shares	Common	39	0.00	0.00
Shares	Preferred	273	0.00	0.00

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In October 2002, does not occurred operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	( ) Board of Directors	(X) Management	( ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities/Derivatives	Securities Characteristics	Quantity	% Same Class and Type	% Total
Shares	Common	5,513	0.00	0.00
Shares	Preferred	2,005,132	0.00	0.00
Final Balance
Securities/Derivatives	Securities Characteristics	Quantity	% Same Class and Type	% Total
Shares	Common	5,513	0.00	0.00
Shares	Preferred	2,005,132	0.00	0.00

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 11, 2002

BRASIL TELECOM S.A.

By: /s/ CARLA CICO
Name: Carla Cico
Title: President and Chief Executive Officer